UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                PLATRONICS, INC.
                                (Name of Issuer)
                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    727652109
                                 (CUSIP Number)


                                   Steven West
                      West Worldwide Venture Capital, Inc.
                           1000 McNab Rd., Suite 104
                          Pompano Beach, Florida 33069
                                 (954) 788-9300

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 12, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [BOX].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


CUSIP NO.  727652109                                      Page 2 of 6
=================================       ========================================


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven West
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) x
                                                                       (b) [BOX]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
 NUMBER OF          7        SOLE VOTING POWER
  SHARES                     245,500
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8        SHARED VOTING POWER
 REPORTING                   0
  PERSON            ------------------------------------------------------------
   WITH             9        SOLE DISPOSITIVE POWER
                             245,500
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           245,500
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
================================================================================

                                  SCHEDULE 13D


CUSIP NO.   727652109                                  Page 3 of 6
===========================               ======================================

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           West Worldwide Venture Capital, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) x
                                                                       (b) [BOX]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
       NUMBER OF                   245,500
        SHARES           -------------------------------------------------------
      BENEFICIALLY       8         SHARED VOTING POWER
       OWNED BY                    0
       REPORTING         -------------------------------------------------------
        PERSON           9         SOLE DISPOSITIVE POWER
         WITH                      245,500
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           245,500
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           CO
================================================================================

Item 1.   Security and Issuer.

     Common Stock, par value $.10 per share, of Platronics, Inc., a New Jersey corporation (the "Issuer"), having principal executive offices located at 301 Commerce Road, Linden, New Jersey 07036.

Item 2.   IDENTITY AND BACKGROUND.

          1.   (a)  Steven West.

               (b) Mr. West's business address is 1000 W. McNab Road, Suite 104, Pompano Beach, FL 33069.

               (c) Mr. West is the President and sole stockholder of West Worldwide Venture Capital, Inc., which has its offices at 1000 W. McNab Road, Suite 104, Pompano Beach, FL 33069. Mr. West's principal occupation is Chairman and CEO of West Worldwide Industries, Inc., which has its offices at 1000 W. McNab Road, Suite 104, Pompano Beach, FL 33069. This firm provides consulting in mergers and acquisitions, finance, management, marketing and executive search.

               (d) Mr. West has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. West has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. West is a United States citizen.


          2.   (a)  West   Worldwide   Venture  Capital,  Inc.,   a  corporation
organized under the laws of Florida ("Venture").

               (b) Venture's business is to own the shares of the Issuer and interests in such other companies as may be acquired in the future.

               (c) Venture's sole address is 1000 W. McNab Road, Suite 104, Pompano Beach, FL 33069.

               (d) Venture has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Venture has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. West, as President of Venture, entered into an Agreement dated June 18, 1999 with the Issuer, in substantially the form attached as Exhibit 1 hereto, and an Agreement dated October 12, 1999, in substantially the form attached as
Exhibit 2 hereto, for the purchase of 165,500 shares of common stock owned by Issuer. The purchase price of the Issuer's stock is from the working capital of Venture. Mr. West and Venture share voting power and dispositive power with respect to the securities held by Venture.

Item 4.   PURPOSE OF TRANSACTION.

     The purpose of the transaction described in Item 3 is investment. Mr. West and Venture believe that the core business of the Issuer is viable and provides a profitable business opportunity for the Issuer and its shareholders. Mr. West, as President of Venture, intends to utilize his business management and investment banking expertise to assist the Issuer in pursuing acquisitions of other companies, thereby attempting to substantially increase the Issuer's revenues and profitability. Acting in a consulting capacity, Mr. West will report directly to Issuer's Board of Directors and management.

     With respect to clause (a) of Item 4 of Schedule 13D, Mr. West plans to help Issuer make a number of corporate acquisitions in an attempt to "roll up" the gold and silver plating industry, to make the Issuer more attractive to investors and potential acquirors of the Issuer and to achieve shareholder value. If the Issuer is acquired, Mr. West intends to sell his shares of the Issuer. In addition, Mr. West intends to sell his shares as shall be required to obtain either capital gain for the company or necessary working capital.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Based on 915,140 shares of Issuer's common stock outstanding on August 23, 1999, together with the warrant granted Venture for 40, 000 shares and the option for 40,000 shares, Mr. West and Venture may be deemed a 25% owner of Issuer's common stock.

     Mr. West has also acquired a one-third interest in Ronald Knigge's 400,000 warrants and has requested that the Issuer issue warrants to him to reflect his interest.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Neither Mr. West nor Venture is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer.

Item 7.   Material to be Filed as Exhibits.

          1. Agreement dated as of June 18, 1999 by and among Platronics, Inc., Sheridan Printing Company, Inc., James Sheridan, Ronald Knigge, JJR Corp. d/b/a Rose Investments Corp., John Rose, West Worldwide Industries, Inc., and West Worldwide Venture Capital, Inc. with Exhibit A.

          2. Agreement dated as of October 12, 1999 by and among James Sheridan, John Rose and Steven West.

          3.   Common Stock Purchase Warrant (for benefit of Venture)

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            STEVEN WEST


Date:    October 22, 1999                  -----------------------------
                                           /s/ Steven West


                                           WEST WORLDWIDE VENTURE CAPITAL, INC.


Date:    October 22, 1999                  By:/s/ Steven West
                                           -----------------------------
                                              Name: Steven West
                                              Title: President